Exhibit 21.01
Subsidiaries of the Company

America’s Drive-In Brand Properties LLC, a Kansas limited liability company
America’s Drive-In Restaurants LLC, a Delaware limited liability company
SDI Interests Inc., an Oklahoma corporation
Sonic Capital LLC, a Delaware limited liability company
Sonic Franchising LLC, a Delaware limited liability company
Sonic Industries LLC, a Delaware limited liability company
Sonic Industries Services Inc., an Oklahoma corporation
Sonic Restaurants, Inc., an Oklahoma corporation
Sonic Value Card, L.L.C., a Virginia limited liability company
SPOTlight, LLC, an Oklahoma limited liability company
SRI Real Estate Holding LLC, a Delaware limited liability company
SRI Real Estate Properties LLC, a Delaware limited liability company

As of August 31, 2018, Sonic Restaurants, Inc. owned the majority interest in 10 general partnerships, each of which operates a Sonic Drive-In restaurant. The names of those 10 entities have been omitted.